Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 FEB -6 AM 7:21

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	6 February, 2003
SUBJECT:	BURNS PHILP PROGRESSES OFFER FOR GOODMAN FIELDER
No of Pages:	3 pages (including cover sheet)

SUPPL

Please see attached copy of an announcement released to the Australian Stock Exchange this evening.

Yours sincerely

03003658

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dlw 2/6

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 643
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

6 February 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

BURNS PHILP PROGRESSES OFFER FOR GOODMAN FIELDER

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**), for all the Goodman Fielder Ltd (**Goodman Fielder**) ordinary shares, at $1.85 per share (the **Offer**), and the Bidder's Statement for the Offer dated 19 December 2002 (**Bidder's Statement**).

Takeovers Panel decision

The Takeovers Panel (**Panel**) has today announced its decision in relation to the application to the Panel by BPC1 and Burns Philp on 20 January 2003 (*Re Goodman Fielder Ltd (No 2)*).

Burns Philp raised a number of concerns with the presentation of comparable acquisition multiple tables in Goodman Fielder's Target's Statement and related advertising which stated "Implied Goodman Fielder Offer Prices". Burns Philp submitted to the Panel that this was likely to be misinterpreted by Goodman Fielder shareholders as a valuation of Goodman Fielder shares.

In summary, the Panel concluded that:

- the comparable acquisition multiples tables in Goodman Fielder's Target's Statement and newspaper advertising campaign on 18 January 2003 were "incomplete to the point of being misleading" because they failed to disclose the data on which they are based;
- it was unacceptable that the earnings forecast in the Target's Statement did not disaggregate actual and forecast information and did not disclose the identity and experience of the persons who compiled it and the data and methods they used;
- the inclusion of the Ernst & Young report in the Target's Statement was "likely to induce a belief that the directors' forecast has been subject to a full negative assurance review" (ie a full review of methods, data and assumptions) by Ernst & Young when in fact it was very limited in scope; and
- Goodman Fielder should have disclosed the identity of the provider of its advice relating to its dispute with the Australian Tax Office (**ATO**) and the consent of that person to that disclosure.

Goodman Fielder has given undertakings (in the absence of which, the Panel stated it would have declared Goodman Fielder's conduct to be unacceptable and made appropriate orders) to address these issues in a supplementary target's statement and in corrective advertising to be published in national newspapers.

Goodman Fielder has also indicated that it will issue its half yearly results early, namely on or about 14 February 2003.

While the Panel concluded it would not require Goodman Fielder to:

- provide further information sought in relation to Accounting Conditions to the Offer; or
- give Burns Philp similar access to non-public information that Goodman Fielder had given to potential rival bidders,

it has required Goodman Fielder to explain to its shareholders why it has given information to potential rival bidders but not to Burns Philp.

Accounting Conditions

If, when provided on or about 14 February 2003, Goodman Fielder's half-yearly results and disaggregated forecast are consistent with the information disclosed to date, through ASX announcements, the Target Statement and submissions made during the Panel proceedings, Burns Philp anticipates waiving the Accounting Conditions (clauses 9.6(g) and 9.6(h) of the Bidder's Statement). However, if that further information is not consistent with prior disclosures, or reveals any adverse financial, profit or trading results, Burns Philp will reconsider its position, and in any event reserves its rights to rely on the Accounting Conditions.

Financing

Burns Philp announces that additional banks have joined the lead syndication of the underwritten Term Loan A Facility (A$1.3 billion).

The TLA Facility was originally underwritten by three financial institutions, Credit Suisse First Boston, BOS International (Australia) Limited and Credit Agricole Indosuez Australia Limited. These financial institutions are now joined, in lead syndication, by the National Australia Bank Limited, Rabobank Australia Limited and WestLB Ag.

Burns Philp announced on 4 February 2003 that it has commenced an offering of US$150 million of senior subordinated notes. In addition, syndication of the underwritten US$375 million Term Loan B Facility is proceeding according to plan.

On market purchases

Burns Philp also announces that it placed an order on ASX this morning to purchase a further 41,000,000 shares (representing approximately 3.5% of Goodman Fielder) at the Offer price of $1.85 per share. The full order was cleared at $1.82 per share in the ordinary course of trading. This takes Burns Philp's interest, including acceptances received to date from more than 3,600 shareholders, to approximately 19.8% of Goodman Fielder.

Rival Proposals

The Goodman Fielder Target Statement dated 17 January 2003 disclosed that Goodman Fielder was in active discussions with other parties which may lead to alternative proposals. Burns Philp is unaware of any further advice to the market or to Goodman Fielder shareholders updating this position, although it notes that there has been considerable media speculation on this issue.

The on-market purchases today evidence Burns Philp's commitment to its bid for Goodman Fielder. Burns Philp is Goodman Fielder's largest shareholder. It is committed to remaining so in the long term. Accordingly, it has no intention of selling its shareholding and would strongly oppose any proposal for the sale of Goodman Fielder's component businesses.

Board representation

Burns Philp intends to approach Goodman Fielder shortly to discuss appropriate board representation.

Yours sincerely

HELEN GOLDING
Company Secretary